UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Akcea Therapeutics, Inc.

(Name of Subject Company)

Akcea Therapeutics, Inc.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

00972L107

(CUSIP Number of Common Stock)

Damien McDevitt

Chief Executive Officer

Akcea Therapeutics, Inc.

22 Boston Wharf Road, 9th Floor

Boston, MA 02210

(617) 207-0202

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Zachary Blume

Christopher D. Comeau

Ropes & Gray LLP

Prudential Tower

800 Boylston Street

Boston, Massachusetts 02199

(617) 951-7000

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9C consists of the following documents related to the proposed acquisition (the “Proposed Acquisition”) of Akcea Therapeutics, Inc. (the “Company” or “Akcea”) pursuant to the terms of an Agreement and Plan of Merger (the “Merger Agreement”) among the Company, Ionis Pharmaceuticals, Inc., a Delaware corporation (“Parent”), and Parent’s wholly owned subsidiary, Avalanche Merger Sub, Inc., a Delaware corporation.

1)	Joint press release, dated August 31, 2020, issued by the Company and Parent, a copy of which is attached hereto as Exhibit 99.1 and incorporated herein by reference;

2)

Letter, dated August 31, 2020, from Damien McDevitt, the Company’s Chief Executive Officer, and B. Lynne Parshall, Chair of the Company’s Board of Directors, to the Employees of the Company, a copy of which is attached hereto as Exhibit 99.2 and incorporated herein by reference; and

3)	Postings on Twitter and LinkedIn made by the Company concerning the Proposed Acquisition, copies of which are attached hereto as Exhibit 99.3 and incorporated herein by reference

The items listed above were first used or made available on August 31, 2020. In addition, the information set forth under Items 1.01, 5.03, 8.01 and 9.01 of the Current Report on Form 8-K filed by the Company on August 31, 2020 (including all exhibits attached thereto) is incorporated herein by reference.

Exhibit No.	Description

99.1	Joint press release, dated August 31, 2020, issued by the Company and Parent

99.2	Letter, dated August 31, 2020, from Damien McDevitt, the Company’s Chief Executive Officer, and B. Lynne Parshall, Chair of the Company’s Board of Directors, to the Employees of the Company

99.3	Postings on Twitter and LinkedIn made by the Company concerning the Proposed Acquisition